UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

AMENDMENT TO MATERIAL AGREEMENT WITH PRINCIPAL EXECUTIVE OFFICER
SIGNATURES

AMENDMENT TO MATERIAL AGREEMENT WITH PRINCIPAL EXECUTIVE OFFICER

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the executive employment agreement entered into with its Chief Executive Officer and Managing Director, Dr. Vishal Sikka. These changes are made in recognition of Dr. Sikka’s outstanding leadership and role in significantly advancing the Company towards realizing industry-leading growth in a changing competitive landscape, and to align his remuneration and terms as Chief Executive Officer and Managing Director to market practice as well as to the Company’s announced objectives for annual revenue, profit and per person productivity by the financial year 2020-2021.The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The executive employment agreement executed by the Company and Dr. Sikka dated June 12, 2014 (“Existing Employment Agreement”) in relation to appointment of Dr. Sikka as the Chief Executive Officer and Managing Director of the Company from August 1, 2014 to June 13, 2019 was approved by shareholders in their extra ordinary general meeting held on July 30, 2014. Pursuant to a meeting of the Board of Directors (“Board”) of the Company on February 24, 2016, the Board approved amendments to the Existing Employment Agreement to reduce the term of the agreement until December 31, 2016 (unless extended by the Board subject to any necessary shareholder or regulatory approvals). The Board also approved, subject to the receipt of shareholder approval and regulatory approvals, the execution of a new executive employment agreement with Dr. Sikka (“New Employment Agreement”) for his re-appointment as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2016 until March 31, 2021. This New Employment Agreement reflects certain changes to Dr. Sikka’s compensation and the terms and conditions thereof. To the extent the effectiveness of the New Executive Employment Agreement is conditioned on shareholder or regulatory approvals, the Existing Employment Agreement (as amended) shall remain in force and effect until such approvals are received. After receipt of the these approvals and on a date that the Nomination and Remuneration Committee shall determine and inform Dr. Sikka, the Existing Employment Agreement shall stand terminated and be superseded by the New Employment Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ David D. Kennedy

Date: February 24, 2016	David D. Kennedy Executive Vice President - General Counsel and Chief Compliance Officer